

March 18, 2015

Michael P. Huseby
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10001

> Re: **Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended May 3, 2014**
> **Filed June 27, 2014**
> **File No. 001-12302**

Dear Mr. Huseby:

We have reviewed your February 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2015 letter.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013

Income Taxes, page F-16

1. You state in your response to prior comment 6 that for income tax purposes you did not allocate any losses to MSFT for the tax year ended January 2013 but that you did for the tax year ended January 2014 as this was subsequent to the first Anniversary Date of November 2013. Your response also notes the amount of losses that were allocated to MSFT for the tax year ended January 2014. Please tell us whether any of those losses

were incurred on a financial reporting basis during the fiscal year ended April 27, 2013, and if so, the amount. Although losses were not allocated to MSFT on a tax basis, please tell us whether you determined a temporary difference existed between the tax basis and financial reporting basis as of April 27, 2013 for benefits that would ultimately be assigned to MSFT. If you did not determine a temporary difference existed, please tell us why. Lastly, you state in your response that you will include more detail in the Form 10-K that will be filed for the current fiscal year as it relates to the disclosures required by ASC 740-10-50. Please confirm you will include these enhanced disclosure specifically within Item 8 of Form 10-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

21. Subsequent Events (unaudited)

Palo Alto Lease Agreement, page F-80

2. We note your response to prior comment 10. While you have disclosed the amount of the impairment recorded, please tell us the amount of the fair value measurement of the assets related to the relocation at the end of the reporting period as required by ASC 820-10-50-2(a), and confirm you will include this disclosure in future filings when required. Refer also to the information presented related to nonrecurring fair value measurements in the example at ASC 820-10-55-100. We also note your statement that you will include the disclosures required by ASC 360 and 820 within your financial statements. Please confirm that when you include these required disclosures in your financial statements that they will not be included in footnotes labeled as "unaudited."

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Mara L. Ransom
Assistant Director